SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Balance Sheets

As at March 31, 2012 and December 31, 2011

(Expressed in thousands of Brazilian Reais)

Assets	Note	03/31/2012	12/31/2011

Current assets
Cash and cash equivalents		6,711,508	8,076,241
Investment securities	4	1,464,198	193,385
Trade and other receivables		3,525,687	3,879,570
Inventories	5	2,365,102	2,238,517
Taxes receivable		221,148	291,327
Assets held for sale		-	400
		14,287,643	14,679,440

Non-current assets
Investment securities	4	241,147	242,106
Trade and other receivables		1,188,811	1,231,992
Deferred tax assets	6	1,618,321	1,447,135
Taxes receivable		12,265	16,295
Employee benefits		18,506	18,506
Investments in associates		20,412	21,681
Property, plant and equipment	7	9,223,878	9,265,210
Intangible assets		1,734,097	1,763,034
Goodwill	8	17,477,211	17,454,019
		31,534,648	31,459,978

Total assets		45,822,291	46,139,418

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Balance Sheets (continued)

As at March 31, 2012 and December 31, 2011

 (Expressed in thousands of Brazilian Reais)

Equity and Liabilities	Note	03/31/2012	12/31/2011

Current liabilities
Trade and other payables		9,507,330	11,288,020
Interest-bearing loans and borrowings	9	1,965,121	2,212,078
Bank overdrafts		4,957	12,306
Income tax and social contribution payable		961,767	793,864
Provisions	10	114,921	101,645
		12,554,096	14,407,913

Non-current liabilities
Trade and other payables		1,164,148	1,196,609
Interest-bearing loans and borrowings	9	1,862,965	1,890,208
Deferred tax liabilities	6	666,390	734,484
Provisions	10	446,325	478,418
Employee benefits		1,583,531	1,602,941
		5,723,359	5,902,660

Total liabilities		18,277,455	20,310,573

Equity	11
Issued capital		8,321,408	8,303,936
Reserves		17,212,247	17,307,384
Retained earnings		1,775,731	-
Equity attributable to equity holders of Ambev		27,309,386	25,611,320

Non-controlling interests		235,450	217,525

Total equity and liabilities		45,822,291	46,139,418

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Income Statements

As at March 31, 2012 and 2011

(Expressed in thousands of Brazilian Reais)

	Note	03/31/2012	03/31/2011

Net sales	13	7,235,714	6,562,098
Cost of sales		(2,312,738)	(2,107,089)
Gross profit		4,922,976	4,455,009

Sales and marketing expenses		(1,747,371)	(1,513,829)
Administrative expenses		(303,611)	(322,644)
Other operating income/(expenses)	14	139,185	135,311
Income from operations before special items		3,011,179	2,753,847

Special items		-	(538)
Income from operations		3,011,179	2,753,309

Finance cost	15	(267,942)	(274,362)
Finance income	15	207,945	228,873
Net finance cost		(59,997)	(45,489)

Share of results of associates		360	86
Income before income tax		2,951,542	2,707,906

Income tax expense	16	(584,856)	(601,866)
Net income		2,366,686	2,106,040

Attributable to:
Equity holders of Ambev		2,346,453	2,088,674
Non-controlling interests		20,233	17,366

Basic earnings per share – preferred		0.79	0.71
Diluted earnings per share– preferred		0.79	0.70
Basic earnings per share – common		0.72	0.64
Diluted earnings per share– common		0.72	0.64

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Income

As at March 31, 2012 and 2011

(Expressed in thousands of Brazilian Reais)

	03/31/2012	03/31/2011

Net income	2,366,686	2,106,040

Exchange differences on translation of foreign operations (gains/ (losses))	(54,726)	(66,888)
Actuarial gains and (losses)	(17,616)	(15,734)
Cash flow hedges - gains / (losses)
Recognized in Equity (cash flow hedge)	15,094	(25,018)
Removed from Equity and included in profit or loss	(89,614)	(57,554)
Deferred income tax variance in Equity and other changes	37,270	17,382
Total cash flow hedges	(37,250)	(65,190)
Net income (loss) recognized directly in Equity	(109,592)	(147,812)

Total comprehensive income	2,257,094	1,958,228

Attributable to:
Equity holders of AmBev	2,238,188	1,935,219
Non-controlling interest	18,906	23,009

The accompanying notes are an integral part of the interim consolidated financial statements.

 Interim Consolidated Statements of Changes in Equity

 (Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of AmBev

		Capital reserves						Net income reserve					Other comprehensive income
	Capital	Treasury shares	Share Premium	Gain on shares issued	Others capital reserve	Share-based payments	Results on treasury shares	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Retained earnings	Translation reserves	Cash flow hedge	Gains/losses of non-controlling interest´s share	Actuarial gains/ losses	Total	Non-controlling interest	Total equity
At January 1, 2012	8,303,936	2,750	8,335	4,983,056	1,740,957	435,075	(140,115)	10,643,510	208,832	1,030,977	697,865	-	(997,025)	46,304	1,473	(1,354,610)	25,611,320	217,525	25,828,845

Net income	-	-	-	-	-	-	-	-	-	-	-	2,346,453	-	-	-	-	2,346,453	20,233	2,366,686
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	(53,399)	-	-	-	(53,399)	(1,327)	(54,726)
Cash flow hedges - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	(37,250)	-	-	(37,250)	-	(37,250)
Actuarial gain / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(17,616)	(17,616)	-	(17,616)
Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	2,346,453	(53,399)	(37,250)	-	(17,616)	2,238,188	18,906	2,257,094
Shares issued	17,472	-	-	-	-	(11,527)	-	-	-	-	-	-	-	-	-	-	5,945	-	5,945
Interest on capital	-	-	-	-	-	-	-	-	-	-	-	(585,691)	-	-	-	-	(585,691)	-	(585,691)
Share-based payment	-	-	-	-	-	24,458	-	-	-	-	-	-	-	-	-	-	24,458	-	24,458
Treasury shares	-	(1,076)	-	-	-	-	1,273	-	-	-	-	-	-	-	-	-	197	-	197
Others	-	-	-	-	-	-	-	-	-	-	-	14,969	-	-	-	-	14,969	(981)	13,988
At March 31, 2012	8,321,408	1,674	8,335	4,983,056	1,740,957	448,006	(138,842)	10,643,510	208,832	1,030,977	697,865	1,775,731	(1,050,424)	9,054	1,473	(1,372,226)	27,309,386	235,450	27,544,836

	Attributable to equity holders of AmBev

		Capital reserves						Net income reserve					Other comprehensive income
	Capital	Treasury shares	Share Premium	Gain on shares issued	Others capital reserve	Share-based payments	Results on treasury shares	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Retained earnings	Translation reserves	Cash flow hedge	Gains/losses of non-controlling interest´s share	Actuarial gains/ losses	Total	Non-controlling interest	Total equity
At January 1, 2011	7,613,780	(4,429)	8,335	4,983,056	2,194,700	332,248	(96,459)	6,091,011	208,832	661,389	4,290,306	-	(1,201,254)	131,233	-	(850,885)	24,361,863	202,979	24,564,842

Net income	-	-	-	-	-	-	-	-	-	-	-	2,088,674	-	-	-	-	2,088,674	17,366	2,106,040
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	(72,531)	-	-	-	(72,531)	5,643	(66,888)
Cash flow hedges - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	(65,190)	-	-	(65,190)	-	(65,190)
Actuarial gain / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(15,734)	(15,734)	-	(15,734)
Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	2,088,674	(72,531)	(65,190)	-	(15,734)	1,935,219	23,009	1,958,228
Shares issued	20,568	-	-	-	-	(15,560)	-	-	-	-	-	-	-	-	-	-	5,008	-	5,008
Dividends	-	-	-	-	-	-	-	-	-	-	(1,813,861)	-	-	-	-	-	(1,813,861)	(30,440)	(1,844,301)
Interest on capital	-	-	-	-	-	-	-	-	-	-	-	(372,290)	-	-	-	-	(372,290)	-	(372,290)
Share-based payment	-	-	-	-	-	28,665	-	-	-	-	-	-	-	-	-	-	28,665	-	28,665
Treasury shares	-	(2,804)	-	-	-	-	58	-	-	-	-	-	-	-	-	-	(2,746)	-	(2,746)
Restructuring	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,659)	(1,659)
Others	-	-	-	-	-	-	-	-	-	-	-	(1,267)	-	-	-	-	(1,267)	-	(1,267)
At March 31, 2011	7,634,348	(7,233)	8,335	4,983,056	2,194,700	345,353	(96,401)	6,091,011	208,832	661,389	2,476,445	1,715,117	(1,273,785)	66,043	-	(866,619)	24,140,591	193,889	24,334,480

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Cash Flow Statements

As at March 31, 2012 and 2011

(Expressed in thousands of Brazilian Reais)

	Note	03/31/2012	03/31/2011

Net income		2,366,686	2,106,040
Depreciation, amortization and impairment		379,125	344,658
Impairment losses on receivables and inventories		32,636	17,001
Additions/(reversals) in provisions and employee benefits		33,409	23,974
Net finance cost	15	59,997	45,489
Loss/(gain) on sale of property, plant and equipment and intangible assets		2,705	(2,229)
Loss/(gain) on assets held for sale		425	162
Equity-settled share-based payment expense	17	33,129	29,321
Income tax expense	16	584,856	601,866
Share of result of associates		(360)	(86)
Other non-cash items included in the profit		(56,972)	(39,173)
Cash flow from operating activities before changes in working capital and use of provisions		3,435,636	3,127,023

Decrease/(increase) in trade and other receivables		(35,668)	324,904
Decrease/(increase) in inventories		(170,908)	(361,097)
Increase/(decrease) in trade and other payables		(1,970,877)	(1,106,925)
Cash generated from operations		1,258,183	1,983,905

Interest paid		(59,273)	(228,239)
Interest received		197,482	85,786
Income tax paid		(689,289)	(605,886)
Cash flow from operating activities		707,103	1,235,566

Proceeds from sale of property, plant and equipment and intangible assets	7	8,157	7,635
Acquisition of property, plant and equipment and intangible assets	7	(365,613)	(580,760)
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		(1,270,543)	(1,632)
Net proceeds/(acquisition) of other assets		(6,137)	1,190
Repayments of loans		-	295
Cash flow from investing activities		(1,634,136)	(573,272)

Capital increase	11	5,945	210
Proceeds from borrowings		706,756	78,832
Proceeds/repurchase of treasury shares		(197)	(62)
Repayment of borrowings		(982,880)	(145,220)
Cash net of finance costs other than interests		16,921	(13,726)
Payment of finance lease liabilities		(1,029)	(871)
Dividends paid		(65,502)	(1,809,066)
Cash flow from financing activities		(319,986)	(1,889,903)

Net increase/(decrease) in cash and cash equivalents		(1,247,019)	(1,227,609)
Cash and cash equivalents less bank overdrafts at beginning of year		8,063,935	5,908,299
Effect of exchange rate fluctuations		(110,365)	(52,027)
Cash and cash equivalents less bank overdrafts at end of year		6,706,551	4,628,663

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Value Added Statements

As at March 31, 2012 and 2011

 (Expressed in thousands of Brazilian Reais)

	03/31/2012	03/31/2011

Revenues	11,373,378	10,091,475
Sale of goods, products and services	11,296,534	10,064,020
Other operating income	86,878	33,287
Allowance for/reversal of doubful accounts	(10,034)	(5,832)
Input acquired from third parties	(4,626,575)	(4,425,543)
Costs of products, goods and services sold	(2,653,582)	(2,642,875)
Materials - energy - third party services - others	(1,954,324)	(1,772,656)
(Loss)/recovery of assets	(18,669)	(10,012)
Gross added value	6,746,803	5,665,932
Retention	(360,459)	(334,648)
Depreciation and amortization	(360,459)	(334,648)
Net added value produced	6,386,344	5,331,284
Value added received in transfer	177,591	233,155
Share of results of associates	360	86
Financial Income	207,945	228,873
Others	(30,714)	4,196
Total added value to be distribute	6,563,935	5,564,439
Distribution of value added	6,563,935	5,564,439
Employees	636,399	641,416
Direct remuneration	499,732	515,850
Benefits	56,716	49,141
Government severance indemnity fund for employees	16,598	15,018
Others	63,353	61,407
Taxes, fees and contribution	3,275,144	2,515,325
Federal	1,475,127	1,183,992
State	1,795,131	1,326,592
Municipal	4,886	4,741
Remuneration of third party capital	285,706	301,658
Interest	250,302	272,761
Rent	35,404	28,897
Remuneration of own capital	2,366,686	2,106,040
Interest on shareholder's equity	585,691	372,290
Dividends	-	-
Retained earnings/losses for the Period	1,760,762	1,716,384
Non-controlling interest	20,233	17,366

The accompanying notes are an integral part of the interim consolidated financial statements.

Notes to the interim consolidated financial statements:

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting policies
4.	Investment securities
5.	Inventories
6.	Deferred income tax and social contribution
7.	Property, plant and equipment
8.	Goodwill
9.	Interest-bearing loans and borrowings
10.	Provisions
11.	Changes in equity
12.	Segment reporting
13.	Revenue
14.	Other operating income/(expenses)
15.	Finance cost and income
16.	Income tax and social contribution
17.	Share-based payments
18.	Financial instruments and risks
19.	Collateral and contractual commitments with suppliers, advances from customers and other
20.	Contingencies
21.	Related parties
22.	Events after the balance sheet date

1. CORPORATE INFORMATION

Companhia de Bebidas das Américas - Ambev (referred to as “we”, the “Company” or “Ambev”), headquartered in São Paulo, Brazil; produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, either directly or by participating in other Brazilian-domiciled companies and elsewhere in the Americas.

The Company has an agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Pepsi Cola, 7Up, Lipton Ice Tea, Gatorade and H2OH!.

The Company has a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada and Paraguay. The Company and certain of its subsidiaries produce and distribute Stella Artois products under license to Anheuser-Busch InBev S.A./N.V. (“AB InBev”) in Brazil, Canada, Argentina and other countries and, by means of a license granted to AB InBev, it also distributes Brahma’s product in parts of Europe, Asia and Africa.

The Company’s shares are traded on the Brazilian Stock Exchange – BM&FBOVESPA Bolsa de Valores S.A., Mercados e Futuros and on the New York Stock Exchange – NYSE, in the form of American Depositary Receipts - ADRs.

Major corporate events in 2012:

Arosuco Aromas e Sucos Ltda. (“Arosuco”), responsible mainly for the production of concentrates needed in the production of soft drinks, teas and sports drinks, acquired in January 2012, all the shares issued by the company Lachaise Aromas e Participações Ltda. (“Lachaise”), whose main corporate purpose is the production of flavorings, a necessary component in the production of concentrates, thus reducing the need for the Group to acquire the component from third parties. Immediately thereafter, Arosuco, aiming at streamlining and simplifying the corporate structure of the Group, incorporated Lachaise.

Major corporate events in 2011:

In February 2011, as part of an operational and corporate reorganization project of the Ambev group, to streamline the accounting, financial and management functions by segregating manufacturing and distribution activities of the Group, seeking to increase economic efficiency, promote synergy gains and reduce operating and financial costs through the simplification of the current corporate structure, the following events occurred: (i) partial spin-off of Ambev Brasil Bebidas S.A. and Fratelli Vita Bebidas S.A., by spinning off net assets (including all its distribution assets) to Morena Distribuidora de Bebidas S.A., and (ii) the merger of Fratelli Vita Bebidas S.A. with Ambev Brasil Bebidas S.A., by merging its assets.

The consolidated financial statements were approved by the Board of Directors on April 26, 2012.

2. STATEMENT OF COMPLIANCE

The interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

This information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read along with the consolidated financial statements prepared in accordance to IFRS for the year ended 31 December 2011. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full presentation:

(a) Summary of significant accounting policies (Note 3);

(b) Acquisition and disposals of subsidiaries (Note 5);

(c) Special items (Note 8);

(d) Payroll and related benefits (Note 9);

(e) Additional information on operating expenses by nature (Note 10);

(f) Intangible assets (Note 15);

(g) Trade and other receivables (Note 19);

(h) Cash and cash equivalents (Note 20);

(i) Employee benefits (Note 23);

(j) Trade and other payables (Note 25);

(k) Operating leases (Note 28);

(l) Contingencies (Note 30)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no changes in accounting policies for the interim financial statements as of March 31, 2012, in the calculation methods used in relation to those presented in the financial statements for the year ended December 31, 2011.

4. INVESTMENT SECURITIES

	03/31/2012	12/31/2011
Current investments
Financial asset at fair value through profit or loss-held for trading	1,464,198	193,385

Non-current investments
Equity securities available-for-sale	160,917	165,851
Debt held-to-maturity	80,230	76,255
	241,147	242,106

Equity securities available-for-sale

Equity securities of R$160,917 (R$165,851 at December 31, 2011), classified as available for sale in the interim financial statements on March 31, 2012, refers to the operation between Ambev and “Cerveceria Regional” which was recorded at fair value net of reductions in the recoverable amount of the asset on the purchase date of October 20, 2010.

5. INVENTORIES

	03/31/2012	12/31/2011

Finished goods	663,626	548,896
Work in progress	184,939	123,962
Raw material	1,150,692	1,221,925
Consumables	59,994	51,463
Spare parts and other	214,986	206,555
Prepayments	107,816	102,829
Impairment losses	(16,951)	(17,113)
	2,365,102	2,238,517

Impairment losses on inventories recognized in the income statement amounted to R$22,607 as of March 31, 2012 (R$11,778 in March 31, 2011).

6. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the financial statement of assets and liabilities. The rates of these taxes, currently set for the determination of deferred taxes, are 25% for income tax and 9% for social contribution in Brazil. For the other regions, applied rates, including the rates applicable to distribution of dividend, are as follow:

HILA-ex	from 25% to 27%
Latin America - South	from 7% to 35%
Canada Operational	from 5% to 31%

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	03/31/2012			12/31/2011
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	5,491	-	5,491	5,491	-	5,491
Trade and other receivables	27,480	-	27,480	27,678	-	27,678
Derivatives	16,601	-	16,601	8,561	(20,247)	(11,686)
Inventories	91,341	(1,906)	89,435	100,756	(1,534)	99,222
Loss carryforwards	431,124	-	431,124	322,833	-	322,833
Tax credits for corporate restructuring	493,057	-	493,057	580,828	-	580,828
Employee benefits	454,186	(62)	454,124	478,752	(54)	478,698
Property, plant and equipment	2,605	(154,640)	(152,035)	2,617	(150,345)	(147,728)
Intangible assets	5,510	(341,761)	(336,251)	5,536	(355,698)	(350,162)
Goodwill	48,983	-	48,983	58,671	-	58,671
Trade and other payables	-	(321,821)	(321,821)	-	(303,013)	(303,013)
Interest-bearing loans and borrowings	-	-	-	-	(19,393)	(19,393)
Provisions	228,533	(6,894)	221,639	270,083	(4,328)	265,755
Partnership profit	34,805	-	34,805	-	(311,776)	(311,776)
Other items	-	(60,701)	(60,701)	17,233	-	17,233
Gross deferred tax assets / (liabilities)	1,839,716	(887,785)	951,931	1,879,039	(1,166,388)	712,651
Netting by taxable entity	(221,395)	221,395	-	(431,904)	431,904	-
Net deferred tax assets / (liabilities)	1,618,321	(666,390)	951,931	1,447,135	(734,484)	712,651

The Company only offsets assets with liabilities for income tax when they are in the same entity and are expected to be realized in the same period.

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At March 31, 2012 the expected utilization of consolidated tax losses is as follows:

	03/31/2012	12/31/2011
2013	269,202	160,911
2014	74,606	74,606
2015	9,676	9,676
Beyond 2016	77,640	77,640
	431,124	322,833

Part of the tax benefit corresponding to the tax losses from previous periods and temporary differences of subsidiaries abroad was not recorded as an asset, as management is unable to conclude to a sufficient degree of certainty that realization is probable.

The tax losses carried forward in relation to these unrecognized deferred tax assets are equivalent to R$861,142 at March 31, 2012 (R$789,930 at December 31, 2011).The total unrecognized deferred tax assets related to tax losses carried forward for these subsidiaries amount to R$196,348 at March 31, 2012 (R$176,599 at December 31, 2011) for which the expiry term is on average five years.

The change in net deferred taxes recorded in the consolidated statement of financial position  are detailed as follows:

Balance at December 31, 2011	712,651
Recognized in Income statement	198,585
Recognized in Other comprehensive income	13,438
Other movements	27,257
Balance at March 31, 2012	951,931

7. PROPERTY, PLANT AND EQUIPMENT

	03/31/2012					12/31/2011
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	3,700,452	11,724,073	2,527,726	1,866,130	19,818,381	16,448,080
Effect of movements in foreign exchange	(24,384)	(68,950)	(13,972)	(10,622)	(117,928)	614,968
Acquisitions through business combinations	-	-	-	-	-	8,687
Acquisitions	1,649	28,227	3,169	356,122	389,167	3,303,922
Disposals	(536)	(87,646)	(21,464)	-	(109,646)	(497,225)
Transfer to other asset categories	53,819	256,953	41,467	(369,351)	(17,112)	(72,191)
Others	(143)	11	(364)	5	(491)	12,140
Balance at end	3,730,857	11,852,668	2,536,562	1,842,284	19,962,371	19,818,381

Depreciation and Impairment
Balance at end of previous year	(1,460,127)	(7,247,088)	(1,845,956)	-	(10,553,171)	(9,415,782)
Effect of movements in foreign exchange	5,540	34,126	9,201	-	48,867	(359,948)
Depreciation	(28,257)	(229,301)	(70,712)	-	(328,270)	(1,256,749)
Impairment losses	-	(18,669)	-	-	(18,669)	(50,816)
Disposals	4	79,909	18,871	-	98,784	449,433
Transfer to other asset categories	1,826	6,973	4,188	-	12,987	78,037
Others	(1,673)	251	2,401	-	979	2,654
Balance at end	(1,482,687)	(7,373,799)	(1,882,007)	-	(10,738,493)	(10,553,171)
Carrying amount:
December 31, 2011	2,240,325	4,476,985	681,770	1,866,130	9,265,210	9,265,210
March 31, 2012	2,248,170	4,478,869	654,555	1,842,284	9,223,878

Acquisitions in the period refer substantially to modernization, refurbishment, the extension of production lines and construction of new plants in order to increase capacity, the main one being located in Pernambuco State.

Capitalized borrowing costs on loans, directly attributable to the acquisition and construction of qualifying assets is mainly recognized on investments in Brazil. The interest capitalization rate used is 11.29% per year.

The Company leases plant and equipment and fixtures and fittings, accounted for as financial leases. The carrying amount of the leased assets was R$28,024 as of March 31, 2012 (R$29,716 as of December 31, 2011).

8. GOODWILL

	03/31/2012	12/31/2011

Balance at the end of previous year	17,454,019	17,441,756
Effect of movements in foreign exchange	(2,032)	11,521
Acquisitions through business combinations and non-controlling interest (i)	25,224	742
Others	-	-
Balance at the end of year	17,477,211	17,454,019

(i) The subsidiary Arosuco aromas e Sucos Ltda. (“Arosuco”), acquired in January 2012, all the shares issued by the company Lachaise Aromas e Participações Ltda. (“Lachaise”), for an amount of R$10,000, recognizing a goodwill of R $ 25,224

Annual impairment testing

The cash-generating unit to which the goodwill was allocated based on expected future profitability, is tested annually for impairment, or whenever there is an indication of impairment. As of March 31, 2012 the Company had not identified any indication that a cash-generating unit could be undervalued. The impairment test will be performed during the last quarter of the current year.

9. INTEREST-BEARING LOANS AND BORROWINGS

	03/31/2012	12/31/2011

Current liabilities
Secured bank loans	66,313	62,682
Unsecured bank loans	638,899	891,086
Debentures and unsecured bond issues	1,247,938	1,248,030
Other unsecured loans	5,361	2,470
Financial leasing	6,610	7,810
	1,965,121	2,212,078

Non-current liabilities
Secured bank loans	165,567	178,183
Unsecured bank loans	1,269,880	1,280,094
Debentures and unsecured bond issues	289,937	298,124
Other unsecured loans	136,866	133,034
Financial leasing	715	773
	1,862,965	1,890,208

Financial funding

During the year, the main sources of financial funding were R$185,316 in Brazil from lines of credit from Finem UMBNDES and Finem URTJLP and R$406,733 in Labatt, from Toronto Dominian Bank.

Settlements

Payments for the period totaled R$(60,664) in Brazil related to lines of credit from BNDES, including Finem UMBNDES, Finem URTJLP and Bank Credit, R$(93,238) in LAS and R$(723,599) in Labatt, mainly connected Brazilian Real denominated loan that was settled on January 18, 2012.

Contract clauses (covenants)

During the period there were no significant changes in   contract clauses of loans and borrowings contracted by the Company.

As at March 31, 2012, the Company was in compliance with all its contractual obligations for its loans and financings.

10. PROVISIONS

	Balance as of December 31, 2011	Effect of changes in foreign exchange rates	Provisions made	Provisions used and reversed	Balance as of March 31, 2012

Restructuring
Non-current restruturing	8,384	(36)	-	(3,636)	4,712

Lawsuits tax, labor, civil and others
Civil	18,398	-	92	(1,038)	17,452
Taxes on sales	162,653	-	10,079	(9,757)	162,975
Income tax	117,901	(119)	15,621	(11,876)	121,527
Labor	195,026	-	39,181	(49,495)	184,712
Others	77,701	(2,191)	3,878	(9,520)	69,868
Total	571,679	(2,310)	68,851	(81,686)	556,534

Total provisions	580,063	(2,346)	68,851	(85,322)	561,246

	Total	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring
Non-current restruturing	4,712	4,628	84	-	-

Lawsuits tax, labor, civil and others
Civil	17,452	3,020	2,886	5,773	5,773
Taxes on sales	162,975	38,263	24,942	49,885	49,885
Income tax	121,527	16,606	20,985	41,968	41,968
Labor	184,712	41,472	28,648	57,296	57,296
Others	69,868	10,932	11,788	23,574	23,574
Total	556,534	110,293	89,249	178,496	178,496

Total provisions	561,246	114,921	89,333	178,496	178,496

The expected settlement was based on Management´s best estimate at the balance sheet date.

Main lawsuits with probable likelihood of loss:

ICMS, IPI, PIS and COFINS

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment. The provisions for these taxes at March 31, 2012 are R$162,975 (R$162,653 at December 31, 2011).

Labor

The Company and its subsidiaries are involved in approximately 4,819 labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges. The provisions for labor contingencies at March 31, 2012 was R$184,712 (R$195,026 at December 31, 2011).

Other lawsuits

The Company is involved in several lawsuits brought by former distributors which are mainly claiming damages resulting from the termination of their contracts.

Lawsuits with possible likelihood of loss are disclosed in Note 20 - Contingencies.

11. CHANGES IN EQUITY

(a) Capital stock

Outstanding shares
(in thousand of shares)			03/31/2012	12/31/2011

	Preferred	Common	Total	Total
At the end of the previous year	1,366,662	1,751,135	3,117,797	3,104,361
Changes during the year	330	-	330	13,436
	1,366,992	1,751,135	3,118,127	3,117,797

Treasury shares
(in thousand of shares)			03/31/2012	12/31/2011
	Preferred	Common	Total	Total
At the end of the previous year	98	510	608	1,132
Changes during the year	18	-	18	(524)
	116	510	626	608

Our Common shares have the right to vote at shareholder meetings. Our Preferred shares are non-voting (except when established in law), but have priority in the return of capital in the event of liquidation and are entitled to a dividend premium of 10% over the amount paid to the Common shareholders. As determined by the statutes, the Company is required to distribute to its shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 35% of our net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev’s financial situation. The mandatory dividend includes amounts paid as interest on shareholder’s equity.

Changes in equity during the period of 2012

The Board of Directors at a meeting held on March 22, 2012, approved and ratified, within the Company’s limit of authorized capital, in accordance with article 9 of its By-laws, as well as article 168 of Law n. 6,404/76, as amended, a capital increase of R$17,472, upon issuance of 330 thousand new preferred shares, without preemptive rights, pursuant to paragraph 3 of article 171 of Law n. 6,404/76 and the rules established under the Stock Option Plan currently in force, fully subscribed by the beneficiaries of the options granted in connection with the Company’s First Stock Option Program for 2012.  Thus, the Company’s capital stock increased from R$ 8,303,936 to R$ 8,321,408, divided into 3,118,128 shares, of which 1,751,135 are common shares and 1,366,992 are preferred shares, without par value.

Changes in equity during the period of 2011

A capital increase of R$20,568 was  approved and ratified, pursuant  to  Article 9 of  its  Bylaws, and  Article  168  of Law No. 6,404/76, as  amended on March 28, 2011 through the issuance  of  448 thousand Preferred shares, without right of preference,  pursuant  to  §  3  of article 171 of  Law No. 6,404/76  and  the statutes of the Company's present Stock Option Plan. These were fully subscribed by the beneficiaries  of the options granted under  the Company’s Option Share Program for 2011. Thus,  the  Company’s capital increased from R$7,613,780 to R$7,634,348  represented by 3,104,809  thousand shares,  of which 1,743,889 thousand are Common shares  and  are 1,360,920  thousand Preferred shares, with no par value.

 (b) Authorized capital

The Company is authorized to increase its capital stock up to 3,500,000 thousand shares, regardless of by-law amendment, upon the Board of Directors’ resolution, which may resolve on the payment terms and conditions, characteristics of shares to be issued and issuance price, and also establish whether the capital stock shall be increased by means of public or private subscription.

(c) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the Company’s shareholders equity (as adjusted) multiplied by the long-term interest rate (TJLP). The TJLP is the long-term interest rate defined by the Central Bank and used as reference in long-term loans provided by the BNDES.

Events during the period of 2012:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount
Board of Directors Meeting	02/17/2012	Dividends	04/10/2012	Common	0.6000	1,050,375
Board of Directors Meeting	02/17/2012	Dividends	04/10/2012	Preferred	0.6600	901,928
						1,952,303	(i)

Board of Directors Meeting	02/17/2012	Interest on shareholder's equity	04/10/2012	Common	0.1800	315,113
Board of Directors Meeting	02/17/2012	Interest on shareholder's equity	04/10/2012	Preferred	0.1980	270,578
						585,691

(i) The amount of dividends refers to the total amount approved for distribution in the period, which was accrued in fiscal year of 2011.

Events during the period of 2011:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount
Board of Directors Meeting	02/28/2011	Dividends	03/22/2011	Common	0.5600	976,280
Board of Directors Meeting	02/28/2011	Dividends	03/22/2011	Preferred	0.6160	837,594
						1,813,874

(d) Hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (Note 18).

(e) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations.

(f) Actuarial gains and losses

The actuarial gains and losses comprise the difference between estimates (assumptions) and actual experience in a pension plan, accordingly, the results of actuarial gains and losses are recognized on a timely basis considering best estimate obtained by management, based on an independent actuarial report.

(g) Share-based payment

Different Stock Option Plans permit the Company’s senior management and members of the board to acquire shares of the Company.

The share-based payment reserve recorded a charge of R$33,129 and R$29,321 as at March 31, 2012 and 2011, respectively (Note 17).

(h) Treasury shares

The treasury shares comprise reacquired shares held by the Company. The gains and losses related to Stock Option Plans transactions and resale of treasury shares are recorded in the Result on treasury shares reserve.

Change in treasury shares in thousand of Brazilian Reais, for the years ended	03/31/2012	03/31/2011

At the begining of the year	2,750	(4,429)
Shares reacquired in accordance with the stock option plan	(197)	(62)
Shared-based payments - transfer	(1,638)	246
Shares - FINOR	-	(2,988)
Shares plans	759	-
At the end of the year	1,674	(7,233)

(i) Tax incentives

The Company participates in ICMS VAT tax benefit programs offered by various States in order to attract investments to their region, in the form of financing, VAT deferral or partial reductions of amounts due. These State programs aim to promote the expansion of employment, regional decentralization, complementation and diversification of the state’s industrial framework. In these States, the grace and enjoyment periods, reductions and other conditions are provided by the tax legislation.

Some States and Public Prosecutors have filed Direct Actions of Unconstitutionality (ADIs) in the Supreme Court to challenge the constitutionality of certain State laws imposing tax incentive programs unilaterally, without the prior approval of CONFAZ (the Council formed by all the 27 Treasury Secretaries).

The portion of the expected income for the period relating to tax incentives, which will be used for the profit reserve at the close of the period ended December 31, 2012, and are therefore not available as a basis for distribution of dividends, is composed of:

	03/31/2012	03/31/2011

ICMS (Brazilian State value added)	89,743	99,101
Income tax	26,792	92,765
	116,535	191,866

12. SEGMENT REPORTING

Segment information is presented in geographical areas, since the risks and rates of return are affected predominantly by the fact that the Company operates in different regions. The Company's management structure and the information reported to the main decision maker are structured in a similar fashion. Ambev operates its business through three areas identified as reportable segments (Latin America - North, Latin America - South and Canada). The performance information by business units (Beer and CSD), is also used by the decision maker for the Company and is presented as additional information, even though it does not qualify as a reportable segment. Internally, the Company’s management uses performance indicators, such as normalized earnings before interest and taxes (normalized EBIT) and normalized earnings before interest, taxes, depreciation and amortization (normalized EBITDA) as measures of segment performance to make decisions about resource allocation and performance analysis. These indicators are reconciled to the profit of the segment in the tables below.

The information is presented in thousands of Brazilian Reais, except for volumes, which are presented in thousands of hectoliters.

(a) Reportable segments:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
(Expressed in thousand of Brazilian Reais)	03/31/2012	03/31/2011	03/31/2012	03/31/2011	03/31/2012	03/31/2011	03/31/2012	03/31/2011

Volume	30,520	29,119	9,836	9,534	1,874	2,144	42,230	40,797

Net sales	5,060,020	4,719,125	1,446,702	1,158,946	728,992	684,027	7,235,714	6,562,098
Cost of sales	(1,574,907)	(1,462,344)	(530,820)	(425,590)	(207,011)	(219,155)	(2,312,738)	(2,107,089)
Gross profit	3,485,113	3,256,781	915,882	733,356	521,981	464,872	4,922,976	4,455,009
Sales and marketing expenses	(1,221,704)	(1,058,938)	(257,650)	(213,207)	(268,017)	(241,684)	(1,747,371)	(1,513,829)
Administrative expenses	(230,643)	(248,369)	(40,118)	(34,966)	(32,850)	(39,309)	(303,611)	(322,644)
Other operating income/(expenses)	147,050	137,594	(8,033)	(4,527)	168	2,244	139,185	135,311
Normalized income from operations (normalized EBIT)	2,179,816	2,087,068	610,081	480,656	221,282	186,123	3,011,179	2,753,847
Special items	-	-	-	(538)	-	-	-	(538)
Income from operations (EBIT)	2,179,816	2,087,068	610,081	480,118	221,282	186,123	3,011,179	2,753,309
Net finance cost	(51,071)	5,393	(4,033)	(20,758)	(4,893)	(30,124)	(59,997)	(45,489)
Share of result of associates	-	-	-	-	360	86	360	86
Income before income tax	2,128,745	2,092,461	606,048	459,360	216,749	156,085	2,951,542	2,707,906
Income tax expense	(342,170)	(419,829)	(177,741)	(134,149)	(64,945)	(47,888)	(584,856)	(601,866)
Net income	1,786,575	1,672,632	428,307	325,211	151,804	108,197	2,366,686	2,106,040

Normalized EBITDA	2,457,875	2,322,223	683,730	551,889	248,699	224,395	3,390,304	3,098,507
Special items	-	-	-	(538)	-	-	-	(538)
Depreciation, amortization and impairment	(278,059)	(235,155)	(73,649)	(71,233)	(27,417)	(38,272)	(379,125)	(344,660)
Net finance costs	(51,071)	5,393	(4,033)	(20,758)	(4,893)	(30,124)	(59,997)	(45,489)
Share of results of associates	-	-	-	-	360	86	360	86
Income tax expense	(342,170)	(419,829)	(177,741)	(134,149)	(64,945)	(47,888)	(584,856)	(601,866)
Net income	1,786,575	1,672,632	428,307	325,211	151,804	108,197	2,366,686	2,106,040

Normalized EBITDA margin in %	48.6%	49.2%	47.3%	47.6%	34.1%	32.8%	46.9%	47.2%

Acquisition of property, plant and equipment	306,999	555,585	70,717	42,503	16,200	13,066	393,916	611,154
Additions to / (reversals of) provisions	36,504	24,431	1,246	706	9,196	(496)	46,946	24,641
Full time employee	33,680	31,658	8,359	7,726	4,554	4,545	46,593	43,929

	03/31/2012	12/31/2011	03/31/2012	12/31/2011	03/31/2012	12/31/2011	03/31/2012	12/31/2011

Segment assets	13,778,522	13,923,501	5,835,350	5,959,708	17,128,455	17,062,124	36,742,327	36,945,333
Intersegment elimination							(1,290,456)	(1,305,035)
Non-segmented assets							10,370,420	10,499,120
Total assets							45,822,291	46,139,418

Segment liabilities	9,596,444	11,191,721	2,007,513	2,311,841	2,390,502	2,432,053	13,994,459	15,935,615
Intersegment elimination							(1,290,456)	(1,305,035)
Non-segmented liabilities							33,118,288	31,508,838
Total liabilities							45,822,291	46,139,418

 (i) Latin America – North: includes operations in Brazil and HILA-ex: Ecuador, Guatemala, Dominican Republic and Peru.
(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(b) Additional information – by Business unit:

	Latin America - north
(Expressed in thousand of Brazilian Reais)	03/31/2012			03/31/2011
	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	22,171	8,349	30,520	21,290	7,829	29,119

Net sales	4,199,132	860,888	5,060,020	3,959,123	760,002	4,719,125
Cost of sales	(1,160,251)	(414,656)	(1,574,907)	(1,120,297)	(342,047)	(1,462,344)
Gross profit	3,038,881	446,232	3,485,113	2,838,826	417,955	3,256,781
Sales and marketing expenses	(1,027,010)	(194,694)	(1,221,704)	(888,118)	(170,820)	(1,058,938)
Administrative expenses	(206,203)	(24,440)	(230,643)	(222,003)	(26,366)	(248,369)
Other operating income/(expenses)	116,010	31,040	147,050	110,441	27,153	137,594
Normalized income from operations (normalized EBIT)	1,921,678	258,138	2,179,816	1,839,146	247,922	2,087,068
Special items	-	-	-	-	-	-
Income from operations (EBIT)	1,921,678	258,138	2,179,816	1,839,146	247,922	2,087,068
Net finance cost	(51,071)	-	(51,071)	5,393	-	5,393
Share of result of associates	-	-	-	-	-	-
Income before income tax	1,870,607	258,138	2,128,745	1,844,539	247,922	2,092,461
Income tax expense	(342,170)	-	(342,170)	(419,829)	-	(419,829)
Net income	1,528,437	258,138	1,786,575	1,424,710	247,922	1,672,632

Normalized EBITDA	2,136,584	321,291	2,457,875	2,018,435	303,788	2,322,223
Depreciation, amortization and impairment	(214,906)	(63,153)	(278,059)	(179,289)	(55,866)	(235,155)
Net finance costs	(51,071)	-	(51,071)	5,393	-	5,393
Share of results of associates	-	-	-	-	-	-
Income tax expense	(342,170)	-	(342,170)	(419,829)	-	(419,829)
Net income	1,528,437	258,138	1,786,575	1,424,710	247,922	1,672,632

Normalized EBITDA margin in %	51.6%	44.1%	50.3%	48.6%	43.2%	47.6%

	Brazil
	03/31/2012			03/31/2011
(Expressed in thousand of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	21,585	7,260	28,845	20,762	6,758	27,520

Net sales	4,133,640	772,705	4,906,345	3,895,425	700,296	4,595,721
Cost of sales	(1,123,946)	(353,665)	(1,477,611)	(1,086,982)	(291,705)	(1,378,687)
Gross profit	3,009,694	419,040	3,428,734	2,808,443	408,591	3,217,034
Sales and marketing expenses	(985,875)	(160,300)	(1,146,175)	(856,396)	(147,524)	(1,003,920)
Administrative expenses	(199,267)	(17,693)	(216,960)	(216,015)	(18,869)	(234,884)
Other operating income/(expenses)	116,990	30,965	147,955	110,382	26,490	136,872
Normalized income from operations (normalized EBIT)	1,941,542	272,012	2,213,554	1,846,414	268,688	2,115,102
Special items	-	-	-	-	-	-
Income from operations (EBIT)	1,941,542	272,012	2,213,554	1,846,414	268,688	2,115,102
Net finance cost	(43,924)	-	(43,924)	8,029	-	8,029
Share of result of associates	-	-	-	-	-	-
Income before income tax	1,897,618	272,012	2,169,630	1,854,443	268,688	2,123,131
Income tax expense	(341,493)	-	(341,493)	(416,008)	-	(416,008)
Net income	1,556,125	272,012	1,828,137	1,438,435	268,688	1,707,123

Normalized EBITDA	2,147,744	326,803	2,474,547	2,018,638	317,866	2,336,504
Special items	-	-	-	-	-	-
Depreciation, amortization and impairment	(206,202)	(54,791)	(260,993)	(172,224)	(49,178)	(221,402)
Net finance costs	(43,924)	-	(43,924)	8,029	-	8,029
Share of results of associates	-	-	-	-	-	-
Income tax expense	(341,493)	-	(341,493)	(416,008)	-	(416,008)
Net income	1,556,125	272,012	1,828,137	1,438,435	268,688	1,707,123

Normalized EBITDA margin in %	52.0%	42.3%	50.4%	51.8%	45.4%	50.8%

	HILA-ex
	03/31/2012			03/31/2011
(Expressed in thousand of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	586	1,089	1,675	528	1,071	1,599

Net sales	65,492	88,183	153,675	63,698	59,706	123,404
Cost of sales	(36,305)	(60,991)	(97,296)	(33,315)	(50,342)	(83,657)
Gross profit	29,187	27,192	56,379	30,383	9,364	39,747
Sales and marketing expenses	(41,135)	(34,394)	(75,529)	(31,722)	(23,296)	(55,018)
Administrative expenses	(6,936)	(6,747)	(13,683)	(5,988)	(7,497)	(13,485)
Other operating income/(expenses)	(980)	75	(905)	59	663	722
Normalized income from operations (normalized EBIT)	(19,864)	(13,874)	(33,738)	(7,268)	(20,766)	(28,034)
Special items	-	-	-	-	-	-
Income from operations (EBIT)	(19,864)	(13,874)	(33,738)	(7,268)	(20,766)	(28,034)
Net finance cost	(7,147)	-	(7,147)	(2,636)	-	(2,636)
Share of result of associates	-	-	-	-	-	-
Income before income tax	(27,011)	(13,874)	(40,885)	(9,904)	(20,766)	(30,670)
Income tax expense	(677)	-	(677)	(3,821)	-	(3,821)
Net income	(27,688)	(13,874)	(41,562)	(13,725)	(20,766)	(34,491)

Normalized EBITDA	(11,160)	(5,512)	(16,672)	(203)	(14,078)	(14,281)
Special items	-	-	-	-	-	-
Depreciation, amortization and impairment	(8,704)	(8,362)	(17,066)	(7,065)	(6,688)	(13,753)
Net finance costs	(7,147)	-	(7,147)	(2,636)	-	(2,636)
Share of results of associates	-	-	-	-	-	-
Income tax expense	(677)	-	(677)	(3,821)	-	(3,821)
Net income	(27,688)	(13,874)	(41,562)	(13,725)	(20,766)	(34,491)

Normalized EBITDA margin in %	-17.0%	-6.3%	-10.8%	-0.3%	-23.6%	-11.6%

	Latin America - south
	03/31/2012			03/31/2011
(Expressed in thousand of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	6,211	3,625	9,836	6,042	3,492	9,534

Net sales	1,050,372	396,330	1,446,702	854,416	304,530	1,158,946
Cost of sales	(296,526)	(234,294)	(530,820)	(240,113)	(185,477)	(425,590)
Gross profit	753,846	162,036	915,882	614,303	119,053	733,356
Sales and marketing expenses	(173,066)	(84,584)	(257,650)	(141,418)	(71,789)	(213,207)
Administrative expenses	(34,383)	(5,735)	(40,118)	(32,271)	(2,695)	(34,966)
Other operating income/(expenses)	(7,617)	(416)	(8,033)	(4,722)	195	(4,527)
Normalized income from operations (normalized EBIT)	538,780	71,301	610,081	435,892	44,764	480,656
Special items	-	-	-	(538)	-	(538)
Income from operations (EBIT)	538,780	71,301	610,081	435,354	44,764	480,118
Net finance cost	(3,676)	(357)	(4,033)	(20,594)	(164)	(20,758)
Share of result of associates	-	-	-	-	-	-
Income before income tax	535,104	70,944	606,048	414,760	44,600	459,360
Income tax expense	(177,271)	(470)	(177,741)	(133,639)	(510)	(134,149)
Net income	357,833	70,474	428,307	281,121	44,090	325,211

Normalized EBITDA	596,414	87,316	683,730	492,716	59,173	551,889
Special items	-	-	-	(538)	-	(538)
Depreciation, amortization and impairment	(57,634)	(16,015)	(73,649)	(56,824)	(14,409)	(71,233)
Net finance costs	(3,676)	(357)	(4,033)	(20,594)	(164)	(20,758)
Share of results of associates	-	-	-	-	-	-
Income tax expense	(177,271)	(470)	(177,741)	(133,639)	(510)	(134,149)
Net income	357,833	70,474	428,307	281,121	44,090	325,211

Normalized EBITDA margin in %	56.8%	22.0%	47.3%	57.7%	19.4%	47.6%

	Canada
	03/31/2012		03/31/2011
(Expressed in thousand of Brazilian Reais)	Beer	Total	Beer	Total

Volume	1,874	1,874	2,144	2,144

Net sales	728,992	728,992	684,027	684,027
Cost of sales	(207,011)	(207,011)	(219,155)	(219,155)
Gross profit	521,981	521,981	464,872	464,872
Sales and marketing expenses	(268,017)	(268,017)	(241,684)	(241,684)
Administrative expenses	(32,850)	(32,850)	(39,309)	(39,309)
Other operating income/(expenses)	168	168	2,244	2,244
Normalized income from operations (normalized EBIT)	221,282	221,282	186,123	186,123
Special items	-	-	-	-
Income from operations (EBIT)	221,282	221,282	186,123	186,123
Net finance cost	(4,893)	(4,893)	(30,124)	(30,124)
Share of result of associates	360	360	86	86
Income before income tax	216,749	216,749	156,085	156,085
Income tax expense	(64,945)	(64,945)	(47,888)	(47,888)
Net income	151,804	151,804	108,197	108,197

Normalized EBITDA	248,699	248,699	224,395	224,395
Special items	-	-	-	-
Depreciation, amortization and impairment	(27,417)	(27,417)	(38,272)	(38,272)
Net finance costs	(4,893)	(4,893)	(30,124)	(30,124)
Share of results of associates	360	360	86	86
Income tax expense	(64,945)	(64,945)	(47,888)	(47,888)
Net income	151,804	151,804	108,197	108,197

Normalized EBITDA margin in %	34.1%	34.1%	32.8%	32.8%

13. REVENUE

The reconciliation of gross sales to net sales is as follows:

	03/31/2012	03/31/2011
Gross sales	14,441,216	12,455,767
Deductions from gross revenue	(7,205,502)	(5,893,669)
	7,235,714	6,562,098

The deductions of the gross revenue are represented by the taxes and rebates. Services provided by distributors, such as the promotion of our brands, logistics services and strategic location in stores are not considered as a reduction of revenue when separately identifiable.

14. OTHER OPERATING INCOME / (EXPENSES)

	03/31/2012	03/31/2011
Government grants/NPV of long term fiscal incentives	128,548.0	126,078.0
(Additions to )/reversal of provisions	(728.0)	(2,804.0)
Net gain on disposal of property, plant and equipment and intangible assets	(3,130.0)	2,066.0
Net rental income	590.0	801.0
Net other operating income	13,905.0	9,170.0
	139,185.0	135,311.0

Government grants are related to ICMS (Brazilian State value added) tax incentives.

15. FINANCE COST AND INCOME

Finance costs	03/31/2012	03/31/2011

Interest expense	(82,840)	(189,373)
Capitalized borrowings	28,305	30,393
Losses on hedging instruments that are not part of a hedge accounting relationship	(132,343)	(71,496)
Interest on tax contingencies	(6,663)	(3,294)
Interest and foreign exchange rate on loans	200	-
Exchange variation	(9,335)	-
Tax on financial transactions	(39,473)	(12,273)
Bank guarantee expenses	(15,052)	(14,220)
Other financial costs, including bank fees	(10,741)	(14,099)
	(267,942)	(274,362)

Interest expenses are presented net of the effect of interest rate derivative instruments which mitigate Ambev’s interest rate risk (Note 18).  The interest expense recognized on hedged financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

Interest expense	03/31/2012	03/31/2011

Financial liabilities measured at amortized cost	(85,169)	(77,542)
Fair value hedge - hedged items	625	(28,213)
Fair value hedge - hedging instruments	4,476	(57,813)
Cash flow hedges - hedged items	(5,370)	(44,697)
Cash flow hedges - hedging instruments (reclassified from equity)	2,598	18,892
	(82,840)	(189,373)

Foreign exchange gains and losses are presented net of the effect of foreign exchange derivative instruments designated as hedges. The interest expense recognized on unhedged or hedged financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

	03/31/2012	03/31/2011

Fair value hedge - hedged items	-	38,237
Fair value hedge - hedging instruments	-	(38,391)
Cash flow hedges - hedged items	(22,831)	5,303
Cash flow hedges - hedging instruments (reclassified from equity)	23,054	(5,293)
Others	(223)	144

Cash flow hedge results primarily relate to the hedge of a Brazilian Real loan in Canada, which was settled on January 18, 2012.

Finance income	03/31/2012	03/31/2011

Interest income	73,633	111,138
Net gains on hedging instruments that are not part of a hedge accounting relationship	102,858	114,385
Hedge ineffectiveness gains	1,241	-
Gains on no derivative instrument at fair value through profit or loss	27,219	-
Interest and foreign exchange rate on loans	200	-
Exchange variation	-	477
Others	2,794	2,873
	207,945	228,873

Interest income arises from the following financial assets:

Interest income	03/31/2012	03/31/2011

Cash and cash equivalents	70,208	65,787
Investment securities held for trading	3,425	3,164
Gains on no derivative instrument (fair value through profit or loss)	-	42,187
	73,633	111,138

Recognized directly in Other Comprehensive Income

RECOGNIZED DIRECTLY IN OTHER COMPREHENSIVE INCOME

Hedging reserve	03/31/2012	03/31/2011
Recognized in Equity (cash flow hedge)	15,094	(25,018)
Removed from Equity and included in profit or loss	(89,614)	(57,554)
Deferred income tax variance in Equity and other changes	37,270	17,382
	(37,250)	(65,190)

Exchange differences on translation of foreign operations (gains/ (losses))
Effective portion of changes in fair value of net investment hedges	49,298	11,714

16. INCOME TAX AND SOCIAL CONTRIBUTION

 Income taxes reported in the income statement are analyzed as follows:

	03/31/2012	03/31/2011

Income tax expense - current	(783,441)	(582,406)

Deferred tax (expense)/income on temporary differences	91,083	7,910
Deferred tax on taxes losses	107,502	(27,370)
Total deferred tax (expense)/income	198,585	(19,460)

Total income and expenses	(584,856)	(601,866)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	03/31/2012	03/31/2011
Profit before tax	2,951,542	2,707,906
Adjustment on taxable basis
Non-taxable net financial and other income	(94,533)	(119,423)
Government grants related to sales taxes	(89,743)	(99,100)
Share of results of associates	(360)	(86)
Expenses not deductible for tax purposes	16,493	74,365
	2,783,399	2,563,662
Aggregated weighted nominal tax rate	32.65%	32.90%
Taxes – nominal rate	(908,780)	(843,445)
Adjustment on tax expense
Government grants - income taxes	27,390	77,627
Deductible interest attributed to shareholders	137,339	126,579
Tax savings from goodwill amortization on tax books	30,188	30,188
Withholding tax and other income	(12,364)	(27,720)
Non-deductible losses in operations abroad	(23,921)	(8,784)
Income tax provision reversal	-	-
Other tax adjustments	165,292	43,689
Income tax and social contribution expense	(584,856)	(601,866)
Effective tax rate	19.82%	22.23%

The main events that impacted the effective tax rate in 2012 were: (a) increase of taxable results on companies that have an average tax rate lower than 34%; (b) benefit from higher interest on own equity distribution; and (c) lower addition of not deductible expenses.

The Company has been granted income tax incentives by the Brazilian Federal Government to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded in income on an accrual basis and allocated at year-end on tax incentive reserve account.

17. SHARE-BASED PAYMENTS

As part of its remuneration and benefits policy, Ambev uses plans that are substantially similar to a Share-Based Compensation Plan. In 2012, as per the current plan, Ambev issued 637 thousand restricted stock units with an estimated fair value of R$45,898 and 25 thousand units of options with a fair value of R$1,734, whose amount will be charged to expense over the vesting period.

The weighted average fair value of the options and assumptions used in applying the Ambev option pricing model for the 2012 and 2011 grants are as follows:

In R$	03/31/2012 (i)		12/31/2011 (i)
Fair value of options granted	37.79		22.48
Share price	70.06		55.61
Exercise price	70.06		46.39
Expected volatility	0.32		0.34
Vesting year	3		4
Expected dividends	0% to 5%		de 0% to 5%
Risk-free interest rate	2,1% to 11,2%	(ii)	3,1% to 11,9%	(ii)

(i)      Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.
(ii) The  percentages  include  the  grants  of  stock options and  ADRs  during the period, in which the risk-free interest rate of ADRs are calculated in U.S. dollars.

The total number of outstanding options developed as follows:

Thousand options	03/31/2012	12/31/2011
Options outstanding at January 1	29,562	26,253
Options issued during the period	25	5,624
Options exercised during the period	(170)	(1,728)
Options forfeited during the period	(189)	(587)
Options outstanding at ended year	29,228	29,562

The range of exercise prices of the outstanding options is between R$11.74 (R$11.92 as of December 31, 2011) and R$69.37 (R$67.10 as of December 31, 2011) and the weighted average remaining contractual life is approximately 8.58 years (8.59 years as of December 31, 2011).

Of the 29,228 thousand outstanding options (29,562 as of December 31, 2011), 2,840 thousand options are vested as at March 31, 2012 (2,974 as of December 31, 2011).

The weighted average exercise price of the options is as follows:

In R$ per share	03/31/2012	12/31/2011
Options outstanding at January 1	29.87	24.71
Options issued during the period	69.37	55.09
Options forfeited during the period	35.24	23.75
Options exercised during the period	19.09	13.56
Options outstanding at ended year	29.35	29.87
Options exercisable at ended year	12.60	13.21

For the options exercised during 2012, the weighted average market price on the exercise date was R$74.74.

To settle stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans.

The total number of shares purchased under the plan of shares by employees, whose grant is deferred to a future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	03/31/2012	12/31/2011
Deferred shares outstanding at January 1	1,392	-
New deferred shares during the period	637	1,411
Deferred shares granted during the period	-	-
Deferred shares forfeited during the period	(6)	(19)
Deferred shares outstanding at ended year	2,023	1,392

Additionally, certain employees and directors of Ambev receive options to acquire AB-InBev shares, the compensation cost of which is recognized in income statement against equity in the Company’s financial statements as of March 31, 2012.

These share-based payments generated an expense of R$33,129 in the period ended March 31, 2012 (R$29,321 for the period ended March 31, 2011), recorded as Administrative expenses.

18. FINANCIAL INSTRUMENTS AND RISKS

1) Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on the Company's performance consistent with its policy of Financial Risk Management.

The Company’s use of derivatives strictly follows its financial risk policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where the Company operates must be denominated in their respective local currencies whenever possible. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat and sugar) that may affect the Company’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative instruments. Existing risks not yet evident (e.g. future contracts for the purchase of raw material and property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from 10 to 14 months, also through the use of derivative instruments. Any exception to the policy must be approved by the Board of Directors.

The Company's operations are subject to the risk factors described below:

1.1) Foreign currency risk

Ambev incurs foreign currency risk on borrowings, investments, purchases, dividends and interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps and non deliverable forwards.

Foreign currency risk on operational activities

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, Ambev’s policy is to hedge operational transactions which are reasonably expected to occur. The foreign currency instruments are treated as cash flow hedges.

Foreign exchange risk on net investments in foreign operations

Ambev enters into hedging activities to mitigate exposures related to its investments in foreign operations. These strategies are designated as net investment hedges. These derivatives were properly classified as net investment hedges.

1.2) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of Ambev’s policy is to achieve an optimal balance between cost of funding and profitability of financial results, while taking into account market conditions as well as Ambev’s overall business strategy.

Ambev Bond Hedges (interest rate risk on borrowings in Brazilian Real)

In July 2007, Ambev issued a Brazilian Real bond (Bond 2017), of R$300,000, which bears interest at 9.5% and is repayable semi-annually with final maturity in July 2017.

Ambev entered into a fixed/floating interest rate swap to hedge the interest rate risk on the bond 2017. These derivative instruments have been designated in a fair value hedge accounting relationship.

Debt Securities Hedge (interest rate on debt securities in Brazilian Real)

Ambev invested in the period in government´s bond (fixed income). These instruments are categorized as held for trading. The Company also purchased futures contracts interest rate to compensate for exposure to real interest rate of government´s bond. Although both instruments are measured at fair value, with changes recorded in the income statement, there is not the structure of hedge accounting.

1.3) Commodity Risk

The commodity markets have experienced and are expected to continue to experience price fluctuations. Ambev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The company has important exposures to the following commodities: aluminum, sugar and wheat. These derivative instruments, are considered highly probable transactions, and were designated as cash flow hedges.

1.4) Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparties is set forth in our credit risk policy. This policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of March 31, 2012, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, BNP Paribas, Bradesco, Itaú-Unibanco, Citibank, Banesco, Banco Nacional de Bolivia, Banco Popular Dominicano, Toronto Dominion Bank, ING, JP Morgan Chase and Santander. The Company had derivatives agreements with the following financial institutions: Barclays, BNB Paribas, Bradesco, Citibank, Merril Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, JP Morgan Chase, Santander, ScotiaBank, Société Générale, and TD Securities.

The carrying amount of financial assets represents the maximum exposure to credit risk. The carrying amount of cash and cash equivalents, investment securities, trade and other receivables excluding prepaid expenses, taxes receivable and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk as of March 31, 2012. There was no concentration of credit risk with any counterparties as of March 31, 2012.

1.5) Liquidity risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative instruments and access to loan facilities is sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

2) Financial instruments:

The management of these instruments is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate etc.).

Transactions involving financial instruments, segregated by category, are recognized in the financial statements, as below:

	Loans and receivables	Financial asset at fair value through profit or loss	Derivatives hedge	Held for trading	Avaiable for sale	Total
March 31, 2012
Assets due to Balance sheet
Cash and cash equivalents	6,711,508	-	-	-	-	6,711,508
Investment securities	-	1,464,198	-	80,230	160,917	1,705,345
Trade and other receivables excluding prepaid expenses and taxes receivable	2,795,942	-	-	-	-	2,795,942
Financial instruments derivatives	-	105,573	88,821	-	-	194,394
Total	9,507,450	1,569,771	88,821	80,230	160,917	11,407,189

	Loans and receivables	Financial asset at fair value through profit or loss	Derivatives hedge	Held for trading	Avaiable for sale	Total
December 31, 2011
Assets due to Balance sheet
Cash and cash equivalents	8,076,241	-	-	-	-	8,076,241
Investment securities	-	193,385	-	76,255	165,851	435,491
Trade and other receivables excluding prepaid expenses and taxes receivable	2,921,972	-	-	-	-	2,921,972
Financial instruments derivatives	-	166,435	346,897	-	-	513,332
Assets held for sale	-	-	-	-	400	400
Total	10,998,213	359,820	346,897	76,255	166,251	11,947,436

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
March 31, 2012
Liabilities due to Balance sheet
Trade and other payables excluding tax payables	8,347,142	-	-	8,347,142
Financial instruments derivatives	-	424,290	262,552	686,842
Interest-bearning loans and borrowings	3,828,086	-	-	3,828,086
Total	12,175,228	424,290	262,552	12,862,070

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
December 31, 2011
Liabilities due to Balance sheet
Trade and other payables excluding tax payables	9,522,438	-	-	9,522,438
Financial intruments derivatives	-	560,001	304,548	864,549
Interest-bearning loans and borrowings	4,102,286	-	-	4,102,286
Total	13,624,724	560,001	304,548	14,489,273

Classification of financial instruments by type of fair value measurement

Pursuant to IFRS 7, the classification of fair value of the instruments held on March 31, 2012 is shown below:

	03/31/2012				12/31/2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	1,316,678	253,093	-	1,569,771	79,015	280,805	-	359,820
Derivatives - cash flow hedge	22,187	24,502	-	46,689	21,796	293,615	-	315,411
Derivatives - fair value hedge	-	18,072	-	18,072	-	15,293	-	15,293
Derivatives - investment hedge	24,060	-	-	24,060	16,193	-	-	16,193
	1,362,925	295,667	-	1,658,592	117,004	589,713	-	706,717

Financial liabilities
Financial liabilities at fair value through profit and loss	43,431	380,859	-	424,290	49,142	510,859	-	560,001
Derivatives - cash flow hedge	21,520	177,114	-	198,634	94,288	203,558	-	297,846
Derivatives - fair value hedge	-	-	-	-	-	-	-	-
Derivatives - investment hedge	19,597	44,321	-	63,918	6,702	-	-	6,702
	84,548	602,294	-	686,842	150,132	714,417	-	864,549

Level 1 – valuation at quoted prices (unadjusted) in active markets;

Level 2 – other data besides those quoted in an active market (Level 1) that may precify the obligations and rights directly (e.g., active market prices) or indirectly (e.g., valuation techniques that use data derived from active markets); and,

Level 3 – valuation inputs that are not based on observable market data (unobservable inputs). There are no instruments classified in this category.

2.1) Derivative instruments

To meet its objectives, the Company and its subsidiaries use currency, interest, and commodity derivative instruments. Derivative instruments authorized by the risk policy are futures contracts traded on exchanges, deliverable forwards, non-deliverable forwards, swaps and purchase options. At March 31, 2012, the Company and its subsidiaries had no target forward operations, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of the hedged item. The derivative operations are classified by strategy according to their purpose, as follows:

i) Financial hedge – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Derivatives used to protect the risks related to Bond 2017 were designated as Fair value hedge instruments, and their results, measured according to their fair value, are recognized in each year in financial results. The derivatives used to mitigate the risks associated with the QIB Bonds, with maturity in 2012, were designated as cash flow hedge instruments. The result of these operations are calculated at their fair value, recorded in equity and recycled to the income statement in the same period in which the risk (hedged) impacts the income statement (for example, when the variable interest expense is recognized).

ii) Operational hedge – operations contracted with the purpose of reducing the Company’s exposure, net of taxes, to the volatility of foreign exchange rates and raw material prices and commitments for investments, equipment and services to be acquired. All such derivatives are classified as cash flow hedge instruments. Thus, the net results of such operations calculated at fair value, are recorded in equity accounts until recognition of the hedged item, when the accumulated results are recycled to the appropriate income statement account.

iii) Fiscal hedge – operations contracted with the purpose of minimizing the Brazilian fiscal impact related to the foreign exchange gains/losses on transactions between the Company and its subsidiaries abroad since the Company has operations for which the foreign exchange gains/losses have unmatched tax effects. At March 31, 2012, these operations mainly comprise loan agreements and debt securities issued abroad in a total amount of US$1,755,073 equivalent to R$3,197,919.

In order to offset the tax effect on unmatched exposures, the Company contracted derivative instruments (futures contracts), the results of which are measured at fair value and recognized on an accrual basis within income tax expense of each period.

iv) Net investment hedge - transactions entered into in order to minimize exposure of the exchange differences arising from translation of net investment in the Company's subsidiaries located abroad for translation account balance. Part of the effective hedge is allocated to equity and the ineffectiveness part is recorded directly in financial results.

As of March 31, 2012 and December 31, 2011, the contracted amounts of these instruments and their respective fair values, as well as the cumulative effects in each period, are detailed in the table below:

Purpose / Risk / Instruments		Notional			Fair value
		03/31/2012	12/31/2011		03/31/2012		12/31/2011
					Assets	Liabilities	Assets	Liabilities
Foreign currency	Future contracts (i)	2,475,824	1,478,216	#	5,579	(12,869)	2,061	(10,069)
Foreign currency	Non Deliverable Forwards	1,338,619	2,255,789	#	31,025	(41,617)	70,731	(20,912)
Foreign currency	Deliverable Forwards	395,213	404,583	#	-	(5,211)	1,734	(72)
Commodity	Future contracts (i)	463,512	500,437	#	27,177	(17,748)	67,206	(102,678)
Commodity	Swaps	665,563	708,110	#	29,674	(131,159)	93,579	(175,388)
Operational hedge		5,338,731	5,347,135		93,455	(208,604)	235,311	(309,119)
Foreign currency	Future contracts (i)	(1,071,850)	(407,611)	#	39,349	(32,410)	39,752	(39,562)
Foreign currency	Swaps	(2,841)	(8,266)	#	-	(209,018)	-	(207,480)
Foreign currency	Non Deliverable Forwards	375,431	527,562	#	-	(6,012)	199,566	(25,554)
Interest rates	Future contracts (i)	(1,480,000)	134,000	#	244	(5,908)	247	(566)
Interest rates	Swaps	117,845	483,632	#	18,072	(225)	15,293	(380)
Financial hedge		(2,061,415)	729,317		57,665	(253,573)	254,858	(273,542)
Foreign currency	Future contracts (i)	42,364	32,076	#	739	(817)	1,141	(1,284)
Foreign currency	Swaps / Non Deliverable Forwards	(2,528,589)	(2,626,120)	#	18,475	(159,929)	5,830	(273,902)
Fiscal hedge		(2,486,225)	(2,594,044)		19,214	(160,746)	6,971	(275,186)
Foreign currency	Future contracts (i)	(1,651,005)	(2,460,487)	#	24,060	(19,597)	16,192	(6,702)
Foreign currency	Non Deliverable Forwards	(765,282)	-	#	-	(44,322)	-	-
Investment hedge		(2,416,287)	(2,460,487)		24,060	(63,919)	16,192	(6,702)
Total Derivatives		(1,625,196)	1,021,921		194,394	(686,842)	513,332	(864,549)

(i) The future contracts are traded on organized futures exchanges, while other derivative financial instruments are negotiated directly with financial institutions.

The Company recorded gains and losses on derivative financial instruments in the three-month period ended March 31, 2012 and 2011 as below:

		Result (ii)
Purpose / Risk / Instruments		03/31/2012	12/31/2011

Foreign currency	Future contracts	19,329	(47,700)
Foreign currency	Non Deliverable Forwards	(53,555)	(6,195)
Foreign currency	Deliverable Forwards	9,599	691
Commodity	Future contracts	4,939	204
Commodity	Swaps	34,782	27,982
Operational hedge		15,094	(25,018)
Foreign currency	Future contracts	15,728	41,419
Foreign currency	Swaps	(5,356)	(52,553)
Foreign currency	Non Deliverable Forwards	(19,159)	1,373
Interest rates	Future contracts	6,084	6,135
Interest rates	Swaps	4,588	(36,090)
Financial hedge		1,885	(39,716)
Foreign currency	Future contracts	36,165	5,774
Foreign currency	Swaps / Non Deliverable Forwards	9,588	22,076
Fiscal hedge		45,753	27,850
Foreign currency	Future contracts	45,047	11,714
Foreign currency	Non Deliverable Forwards	4,251	-
Investment hedge		49,298	11,714
Total Derivatives		112,030	(25,170)

(ii) The result of R$15,094 related to hedge operations was recognized in equity (Hedge reserves) as the result of net investment hedge in an amount of R$(49,298) which was allocated as income (losses) on translation of subsidiaries operations as presented in Other comprehensive income.

The effect of R$(45,753) related to derivatives designated as Fiscal hedges, was recognized in the income tax and social contribution.

The result of the financial hedging of R$1,885 was fully recorded in the financial results.

As of March 31, 2012, the Notional and Fair Value amounts per instrument/ maturity were as follows:

Notional
2012	2013	2014	2015	>2015	Total

2,147,846	327,978	-	-	-	2,475,824
1,219,266	119,353	-	-	-	1,338,619
323,458	71,755	-	-	-	395,213
356,263	107,249	-	-	-	463,512
394,361	271,202	-	-	-	665,563
4,441,194	897,537	-	-	-	5,338,731
(1,071,850)	-	-	-	-	(1,071,850)
(14,150)	11,309	-	-	-	(2,841)
(80,094)	455,525	-	-	-	375,431
70,000	(250,000)	(1,150,000)	(150,000)	-	(1,480,000)
(182,155)	-	-	-	300,000	117,845
(1,278,249)	216,834	(1,150,000)	(150,000)	300,000	(2,061,415)
42,364	-	-	-	-	42,364
(2,175,587)	(353,002)	-	-	-	(2,528,589)
(2,133,223)	(353,002)	-	-	-	(2,486,225)
(1,195,480)	(455,525)	-	-	-	(1,651,005)
(765,282)	-	-	-	-	(765,282)
(1,960,762)	(455,525)	-	-	-	(2,416,287)
(931,040)	305,844	(1,150,000)	(150,000)	300,000	(1,625,196)

Purpose / Risk / Instruments		Fair Value
		2012	2013	2014	2015	>2015	Total

Foreign currency	Future contracts (i)	(6,328)	(962)	-	-	-	(7,290)
Foreign currency	Non Deliverable Forwards	(7,348)	(3,244)	-	-	-	(10,592)
Foreign currency	Deliverable Forwards	(4,397)	(814)	-	-	-	(5,211)
Commodity	Future contracts (i)	8,181	1,248	-	-	-	9,429
Commodity	Swaps	(79,749)	(21,736)	-	-	-	(101,485)
Operational hedge		(89,641)	(25,508)	-	-	-	(115,149)
Foreign currency	Future contracts (i)	6,939	-	-	-	-	6,939
Foreign currency	Swaps	(446)	(208,572)	-	-	-	(209,018)
Foreign currency	Non Deliverable Forwards	(3,196)	(2,816)	-	-	-	(6,012)
Interest rates	Future contracts (i)	(1)	(1)	(5,659)	(3)	-	(5,664)
Interest rates	Swaps	(225)	-	-	-	18,072	17,847
Financial hedge		3,071	(211,389)	(5,659)	(3)	18,072	(195,908)
Foreign currency	Future contracts (i)	(78)	-	-	-	-	(78)
Foreign currency	Swaps / Non Deliverable Forwards	(120,683)	(20,771)	-	-	-	(141,454)
Fiscal hedge		(120,761)	(20,771)	-	-	-	(141,532)
Foreign currency	Future contracts (i)	3,094	1,369	-	-	-	4,463
Foreign currency	Non Deliverable Forwards	(44,322)	-	-	-	-	(44,322)
Investment hedge		(41,228)	1,369	-	-	-	(39,859)
Total Derivatives		(248,559)	(256,299)	(5,659)	(3)	18,072	(492,448)

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative instruments. The Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on three scenarios, which may impact future results and /or cash flows, as described below:

1 – Base scenario: stable foreign exchange rate, interest rates and commodity prices at the same levels observed on March 31, 2012.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on March 31, 2012.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on March 31, 2012.

In addition to the scenarios described above, the Company uses VaR (Value at Risk) to measure the possible effects on the results of operations of derivative transactions. VaR is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days for the calculation, which are presented in the module, as the following tables on March 31, 2012:

Risk factor	Financial instruments	Risk	Base scenario	Adverse scenario	Remote scenario	VaR (R$)
Foreign currency	Future contracts	Dollar decrease	(7,290)	(626,246)	(1,245,202)	264,212
Foreign currency	Non Deliverable Forwards	Dollar and Euro decrease	(10,592)	(345,247)	(679,902)	61,226
Foreign currency	Deliverable Forwards	Dollar and Euro decrease	(5,211)	(104,015)	(202,818)	21,949
Commodity	Future contracts	Commodity decrease	9,429	(106,449)	(222,327)	94,321
Commodity	Swaps	Dollar and Euro decrease	(101,485)	(267,876)	(434,267)	93,813
Operational hedge
Foreign currency	Future contracts	Dollar decrease	6,939	(261,024)	(528,987)	102,949
Foreign currency	Swaps	Increase in tax interest	(153,373)	(153,373)	(153,373)	187
Foreign currency	Swaps	Dollar decrease	(55,645)	(55,645)	(55,645)	273
Foreign currency	Forwards	Dollar and Euro decrease	(6,012)	(99,869)	(193,727)	(2,800)
Interest rates	Future contracts	Increase in tax interest	(5,664)	(5,764)	(5,856)	-
Interest rates	Swaps	Increase in tax interest	17,847	(193,251)	(221,353)	15,828
Financial hedge
Foreign currency	Future contracts	Dollar incrase	(78)	(10,669)	(21,260)	4,068
Foreign currency	Swaps / Non Deliverable Forwards	Dollar incrase	(141,454)	(773,601)	(1,405,748)	242,868
Fiscal hedge
Foreign currency	Future contracts	Dollar incrase	4,463	(408,288)	(821,039)	158,576
Foreign currency	Non Deliverable Forwards	Dollar incrase	(44,322)	(235,642)	(426,963)	73,504
Investment hedge

In addition to presenting the possible effects on individual results of derivative operations, we also show the effects of derivative operations contracted for asset protection along with each transaction´s hedged items.

Transaction	Risk	Base scenario	Adverse scenario	Remote scenario
Foreign exchange hedge	Dollar and Euro decrease	(123,314)	(1,309,862)	(2,496,409)
Input purchase		123,314	1,309,862	2,496,409
Commodities hedge	Decrease on commodities price	9,429	(106,449)	(222,327)
Input purchase		(9,429)	106,449	222,327
Foreign exchange hedge	Dollar and Euro decrease	(1,264)	(33,522)	(65,779)
Capex purchase		1,264	33,522	65,779
Operational hedge		(115,149)	(1,449,833)	(2,784,515)
Operational purchase		115,149	1,449,833	2,784,515
Net effect		-	-	-

Foreign exchange hedge	Foreign currency increase	(54,718)	(366,656)	(728,568)
Net debt		54,718	366,656	728,568
Interest rate hedge	Increase in tax interest	(141,190)	(346,624)	(374,726)
Interest expense		141,190	346,624	374,726
Financial hedge		(195,908)	(713,280)	(1,103,294)
Net debt and interest		195,908	713,280	1,103,294
Net effect		-	-	-

Foreign exchange hedge	Dollar increase	(141,532)	(784,270)	(1,427,008)
Fiscal expense		141,532	784,270	1,427,008
Fiscal hedge		(141,532)	(784,270)	(1,427,008)
Fiscal expense		141,532	784,270	1,427,008
Net effect		-	-	-

Foreign exchange hedge	Dollar increase	(39,859)	(643,930)	(1,248,002)
Fiscal expense		39,859	643,930	1,248,002
Investment hedge		(39,859)	(643,930)	(1,248,002)
Fiscal expense		39,859	643,930	1,248,002
Net effect		-	-	-

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value and the difference between the result of the asset and liability amount generates the swap’s market value. For the traded derivative financial instruments traded, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative instruments, as of March 31, 2012 the Company held R$375,495 in investments securities or cash investments available on demand, classified as cash and cash equivalents (R$343,774 on December 31, 2011).

2.2) Debt instruments

The Company’s financial liabilities, mainly represented by BNDES debt securities and debentures, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each period. Additionally, the Bond 2017 is designated as a fair value hedge and variations in the fair value of the hedged risk factors are recognized in the income statement in the same account as the variations of the respective loans.

Had the Company recognized its financial liabilities at market value, it would have recorded an additional loss, before income tax and social contribution, of R$(28,989) on March 31, 2012 (R$(55,618) on December, 31 2011), as presented below:

	03/31/2012			12/31/2011
Financial liabilities	Book	Market	Difference	Book	Market	Difference
Working capital R$ (Labatt)	146,261	146,261	-	473,676	492,535	(18,859)
International financing (other currencies)	42,050	42,050	-	140,646	140,646	-
BNDES/CCB	1,952,348	1,952,348	-	1,797,723	1,797,723	-
Bond 2017	289,937	316,950	(27,013)	298,124	301,662	(3,538)
Debentures	1,247,938	1,249,914	(1,976)	1,248,030	1,281,251	(33,221)
Fiscal incentives	142,227	142,227	-	135,504	135,504	-
Finance leasing	7,325	7,325	-	8,583	8,583	-
	3,828,086	3,857,075	(28,989)	4,102,286	4,157,904	(55,618)

The criterion used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev and on the secondary market value of bonds as of March 31, 2012, being approximately 105.65% for Bond 2017 and 100.16% for Debentures 2012 (100.55% for Bond 2017 and 102.66% for Debentures 2012, at December 31, 2011).

19. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	03/31/2012	12/31/2011
Collateral given for own liabilities	898,174	899,845
Other commitments	520,054	438,835
	1,418,228	1,338,680

Commitments with suppliers	14,905,323	14,967,140
Commitments - Bond 17	300,000	-
	15,205,323	14,967,140

The collateral  provided for liabilities totaled R$1,418,228 as at March 31, 2012 including R$546,308 of cash guarantees. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, the Company maintained as at March 31, 2012, R$375,495 in highly liquid financial investments or in cash (Note 18).

Most of  the balance relates to commitments with suppliers of packaging.

The Company is guarantor of the Bond issued by Ambev International Finance Co. Ltd. (wholly-owned) valued at R$300,000 to 9.5% per year, maturing in 2017.

Future contractual commitments as at March 31, 2012 and 2011 are as follows:

	03/31/2012	12/31/2011
Less than 1 year	2,998,620	2,739,665
Between 1 and 2 years	2,395,962	2,164,954
More than 2 years	9,810,741	10,062,521
	15,205,323	14,967,140

20. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business.

Contingent liabilities with a probable likelihood of loss are fully recorded for (Note 10).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss is classified by management as possible, based on advice of legal counsel, and for which there are no provisions. Estimated amounts of loss are as follows:

	03/31/2012	12/31/2011

PIS and COFINS	284,221	308,738
ICMS and IPI	2,537,883	2,167,401
IRPJ and CSLL	6,989,009	7,034,259
Labor	114,190	128,726
Civil	212,302	214,792
Others	724,281	755,663
	10,861,886	10,609,579

Lawsuits with possible loss likelihood:

There were no changes in the other main processes with possible likelihood of loss classification as of March 31, 2012, compared to those presented in the financial statements as at December 31, 2011.

Contingent assets

As at March 31, 2012, the Company had no contingent assets, for which the probability of success is probable, which require to be disclosed.

21. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

 The Company has adopted corporate governance practices and those recommended and / or required by its bylaws. Under the Company´s bylaws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Compliance Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company´s interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Meeting of the Board any decision to abstain from the specific deliberation.

The Company's guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with Management members:

In addition to short-term benefits (primarily salaries), the Management members are entitled to post-employment benefits, such as retirement benefits and health and dental care. Moreover, Management members are entitled to participate in Stock Option Plan (Note 17).

Total expenses related to Management members in key functions are as follows:

	03/31/2012	03/31/2011

Short-term benefits (i)	5,778	8,761
Share-based payments (ii)	8,983	7,125
Total key management remuneration	14,761	15,886

(i) These correspond substantially to salaries and profit sharing (including performance bonuses).
(ii) These correspond to the compensation cost of stock options granted to Management. These amounts exclude remuneration paid to members of the Fiscal Council.

Before January 1, 2003, Ambev operated deferred payment stock purchase plans. The option, however, was removed from the stock ownership plans approved subsequent to the enactment of the Sarbanes-Oxley Act.

Excluding the abovementioned plan, Ambev no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Zerrenner is one of the Company’s shareholders, and at December 31, 2011 held 17.08% of the voting rights and 9.59% of total share capital. Fundação Zerrenner is also a independent legal entity whose main goal is to provide Ambev’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities. On March 31, 2012 and 2011, actuarial liabilities related to the benefits provided directly by Fundação Zerrenner are fully offset by plan assets. As a result, the net liability recognized in the financial statements is nil.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$34,600 in the period ended March 31, 2012 (R$28,408 as of March 31, 2011), of which R$31,116 (R$24,825 as of March 31, 2011) related to active employees and R$3,484 (R$3,583 as of March 31, 2011) related to retirees.

b) Special Goodwill Reserve

As a result of the merger of InBev Holding Brazil SA by the Company in 2005, the Company benefits in January of each year from the amortization of tax deductible goodwill pursuant to CVM Instruction 319/99. The balance of the special goodwill reserve at March 31, 2012 was R$1,041,990 (R$1,041,990 at December 31, 2011) which may be used for future capital increases in the proportions described above.

c) Leasing

The Company, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$64,800 for ten years, maturing on March 31, 2018.

d) Leasing – Ambev head office

The Fundação Zerrenner and Ambev have a lease of two commercial sets, of R$6,425 maturing on January 28, 2013.

e) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brasil and, through Labatt Canada and Cervepar, in Canada and Paraguay. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois products under license AB InBev in Brazil, Argentina, Canada and other countries. The amount recorded was R$691 (R$530 as of March 31, 2011) and R$41,805 (R$35,132 as of March 31, 2011) as licensing income and expense, respectively.

f) Debentures

The Fundação Zerrenner has 1,329 debentures of the Company as of March 31, 2012, in the amount of R$13,619.

Jointly-controlled entities

Ambev reports its interest in jointly-controlled entities using the line-by-line reporting format for proportionate consolidation. Significant interest in joint ventures include two distribution entities in Canada and two entities in Brazil (Ice Tea and Agrega.).

The following balances represent the participation of Ambev in these entities and were included in the consolidated financial statements:

	03/31/2012	12/31/2011
Current assets	108,312	124,808
Non-current assets	237,227	240,975
Current liabilities	205,012	217,760
Non-current liabilities	298,985	304,207
Result from operations	5,384	27,417
Income attributable to shareholders	3,909	12,782

Transactions with associates

Ambev transactions with associates were as follows:

(Expressed in thousand of Brazilian Reais)
	03/31/2012	03/31/2011
Net sales	4,080	3,464
Current liabilities	5,517	9,308

Transactions with associates include two entities in Argentina (Eco de Los Andes S.A and Agrega S.A) and two entities in Canada (Guinness Canada Limited and Agrega Canada Limited).

22. EVENTS AFTER THE BALANCE SHEET DATE

(i) On April 13, 2012 the Company and E. León Jimenes SA (“ELJ”), which owns 83.5% of Cervecería Nacional Dominicana S.A. (“CND”), announced an agreement to combine their businesses in the Caribbean area.

Upon closing of the transaction, Ambev Brasil Bebidas S.A. (“Ambev Brasil”), a closely-held subsidiary of Ambev, and ELJ will be the shareholders of Tenedora CND S.A., a holding company which will own 83.5% of the shares of CND and 100% of Ambev Dominicana S.A. (“Ambev Dominicana”), with Ambev Brasil owning an initial indirect 41.76% interest in CND. This initial indirect interest in CND will be acquired through a cash payment of approximately U.S.$1.0 billion and the contribution of Ambev Dominicana.

Separately, Ambev Brasil will acquire an additional stake in CND of 9.3%, which is currently owned by Heineken N.V. (“Heineken”), for U.S.$237 million at the closing date, at which point Ambev will own a total indirect interest of approximately 51% in CND.

After the closing of the transaction, which is subject to customary conditions precedent, Ambev will report CND’s results on a fully consolidated basis.

(ii) The Extraordinary General Meeting held on April 27, 2012, approved the following destinations to capital

i)           Capital increase of a minimum amount of R$258,918 and maximum of R$432,285 through the issuance of: (a) at least 3,157 thousand and a maximum of 4,264 thousand common shares, without par value, (b) at least 1,506 thousand and a maximum of 3,328 thousand preferred shares without par value. On expiry of the deadline for exercising the subscription right by its shareholders, it is for the Board of Directors to proceed with the apportionment of any surplus and, as appropriate, make full or partial approval of this capital increase, since it reaches the value minimum mentioned above

ii)         Capital increase of R$110,965, corresponding to 30% of the capitalization of tax benefit realized by the Company upon the partial amortization of the Special reserve of goodwill in fiscal year 2011, without issue of new shares.

iii)       Capital increase of R$3,290,295, through the partial capitalization of the Investments Reserve balance on the Equity of the Company, without issue of new shares.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2012

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer